Exhibit 99.1

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations
& Corporate Communications
(905) 286-3000

For Immediate Release:

BIOVAIL LAUNCHES NORMAL COURSE ISSUER BID

TORONTO, Canada, May 27, 2008 – Biovail Corporation (NYSE, TSX: BVF) today announced that commencing on June 2, 2008 it may make purchases of its common shares on the open market under its previously announced normal course issuer bid (NCIB).

Biovail’s Board of Directors approved a share repurchase program of up to 14,000,000 Biovail common shares, representing approximately 10% of the Company’s public float (as defined by applicable rules). The Company intends to initially make purchases under the NCIB of up to 8,051,186 common shares through the facilities of the New York Stock Exchange (NYSE), in accordance with applicable rules and guidelines. This represents approximately 5% of Biovail’s issued and outstanding common shares as of the date hereof.  Biovail also intends to make additional filings to permit the purchase of the remaining 5,948,814 common shares over the facilities of the Toronto Stock Exchange (TSX) and/or the NYSE.

Under the share repurchase program approved by the Board of Directors, Biovail may repurchase shares for cash on the open market from time to time, if it is considered advisable. The specific timing and amount of share repurchases will vary based on market conditions, regulatory requirements and other factors. The price that Biovail will pay for any common shares will be the prevailing market price of such shares on the NYSE or the TSX at the time of the acquisition. The share repurchases will be funded using Biovail’s existing cash resources. The NCIB will terminate on June 1, 2009, or upon such time as Biovail completes its purchases.

The program does not require Biovail to repurchase a minimum number of shares, and the repurchase program may be modified, suspended or terminated at any time without prior notice. All common shares purchased by Biovail under this program will be cancelled. Biovail’s Board of Directors believes that the proposed purchases are in the best interests of the Company and are a desirable use of corporate funds.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, Biovail’s objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s intentions to repurchase its common shares, and can generally be identified by the use of words such as “targets”, “guidance”, “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the market liquidity of Biovail’s common shares and the satisfaction by the Company of applicable laws for the acquisition of such common shares, the availability of capital and satisfaction of applicable laws for dividend payments, the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, infringement and alleged infringement of Biovail’s intellectual property rights and those of others, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement, which is available on the Company’s SEDAR profile at www.sedar.com.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.